

July 23, 2015

Via E-mail
Mr. Peter Marone
Chief Executive Officer
Yamana Gold, Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

Re: **Yamana Gold, Inc.**
                Form 40-F for the Year Ended December 31, 2014
                Filed March 27, 2015
                File No. 001-31880

Dear Mr. Marone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2014
Exhibit 99.1

1. In future filings, for each property with a mineral reserve please disclose the respective metallurgical recovery in the footnotes to your reserve table.

2. We note your disclosure of mineral reserves for the Jeronimo property and the C1-Santa Luz property. Additionally we note that the Jeronimo property was impaired in 2013 and that the C1-Santa Luz property was placed on care and maintenance and partially impaired during 2014. Considering that you report reserves and resources under National Instrument 43-101, please tell us about the facts and circumstances in which you would reclassify a mineral reserve into a mineral resource category.

<u>Exhibit 99.2</u>

<u>16. Disclosure Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 79</u>

3. Please revise your disclosure to provide your assessment of the effectiveness of the issuer's internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Please refer to General Instruction B(6)(c)(3) to Form 40-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding the financial statements and related matters. You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining